EXHIBIT 99(a)(1)

OSG

OVERSEAS SHIPHOLDING GROUP, INC.	PRESS RELEASE

FOR IMMEDIATE RELEASE

OVERSEAS SHIPHOLDING GROUP

TO INCREASE TENDER OFFER PRICE FOR OSG AMERICA L.P. TO $10.25 PER UNIT

New York – September 24, 2009 – Overseas Shipholding Group, Inc. (NYSE: OSG), a market leader in providing energy transportation services, today announced that it has increased the price per unit that it will offer to pay for all of the outstanding publicly held common units of OSG America L.P. (OSG America or the Partnership; NYSE: OSP) from $8.00 to $10.25 per unit in cash. The increased offer price represents a 28% increase over the original proposed offer price of $8.00 per unit, a premium of approximately 44% over the closing price of the units on July 29, 2009, the last full trading day prior to the first public announcement of OSG’s proposed offer, and a premium of approximately 42% above the average closing price of the units for the 90 trading days immediately preceding July 29.

OSG’s decision to increase the offer price follows extensive discussions between OSG and a committee of independent members of the Board of Directors of OSG America LLC appointed to review OSG’s offer. The committee has informed OSG that OSG’s increased price of $10.25 per unit is fair to common unitholders, from a financial point of view, as of September 24, 2009.

The tender offer is expected to commence in October, after OSG has prepared all necessary documentation.OSG and its affiliates currently own approximately 53.3% of the outstanding common units, 100% of the outstanding subordinated units and a 2% general partner interest, representing in the aggregate approximately 77.1% of the outstanding equity of OSG America.

The committee of independent directors has informed OSG that it expects to file with the Securities and Exchange Commission a Schedule 14D-9 to advise unitholders of the special committee’s determination with respect to the tender offer price of $10.25 upon commencement of the tender offer, or shortly thereafter.

BofA Merrill Lynch and Evercore Partners are acting as financial advisors to OSG in connection with the offer. Simpson Thacher & Bartlett LLP is acting as legal counsel to OSG. Lazard is acting as financial advisor to the committee. Jones Day is acting as legal counsel to the committee.

NOTICE FOR OSP UNITHOLDERS

OSG America unitholders and other interested parties are urged to read OSG’s tender offer statement and other relevant documents when they become available because they will contain important information. OSG America unitholders will be able to review such documents free of charge at the SEC’s web site, www.sec.gov, or from OSG’s web site, www.osg.com.

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About OSG

Overseas Shipholding Group, Inc. (NYSE: OSG), a Dow Jones Transportation Index company, is one of the largest publicly traded tanker companies in the world. As a market leader in global energy transportation services for crude oil, petroleum products and gas in the U.S. and International Flag markets, OSG is committed to setting high standards of excellence for its quality, safety and environmental programs. OSG is recognized as one of the world’s most customer-focused marine transportation companies and is headquartered in New York City, NY. More information is available at www.osg.com.

Contact Information

For more information contact: Jennifer L. Schlueter, Vice President Corporate Communications and Investor Relations, OSG Ship Management, Inc. at +1 212.578.1699.